                                                                    Exhibit 99.1

                              DRAFT RESOLUTIONS AND
              SUPPLEMENTAL REPORT OF THE BOARD OF DIRECTORS TO THE
            COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING
                                 APRIL 24, 2002

To the shareholders:

We have invited you to this Combined Ordinary and Extraordinary Shareholders' Meeting for the purpose of submitting for your approval draft resolutions in relation to:

         -        Approval of the annual financial statements (I);

         -        Reappointment of directors (II);

         - Renewal of authorizations relating to the share buy-back program (III);

         - Authorization of the Board of Directors to perform various financial transactions (IV);

         - Revision of the corporate statutes in accordance with May 15, 2001, New Economic Regulation Act (V).

I. APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

The first items on the agenda relate to approval of the individual financial statements (Resolution 1) and consolidated financial statements (Resolution 2), approval of the regulated agreements covered in the special report prepared by the Statutory Auditors (Resolution 3), and the allocation of net income and determination and payment of the dividend (Resolution 4).


II. BOARD OF DIRECTORS

In accordance with corporate governance recommendations for a staggerred renewal of the Board of Directors, rather than renewal en bloc, this year we recommend the advance re-appointment of Mrs Esther Koplowitz (Resolution 5), Mr Bernard Arnault (Resolution 6) and Mr Eric Licoys (Resolution 7) to four-year terms.


III. AUTHORIZATION FOR THE COMPANY TO TRADE SHARES OF ITS OWN STOCK (RESOLUTION
9) AND, WHERE APPROPRIATE, CANCEL THEM (RESOLUTION 10)

Under Articles L 225-209 et seq. of the Commercial Code, we recommend that you authorize your Board to trade on the stock exchange or otherwise on one or more occasions, by such means as buying shares of company stock or using option mechanisms, for a period of 18 months and in an amount not to exceed 10% of the capital stock. Shares may be held; used to support the share price or smooth out share price movement; allotted to employees; exchanged, transferred or sold on the exchange or otherwise; or cancelled (subject to adoption of Resolution 10).

We recommend setting a maximum purchase price of 150 euros per share, and a minimum selling price of 30 euros per share. This share buy-back program is described in a transaction prospectus approved by the Commission des Operations de Bourse, the commission that controls and administers the activities of the Paris Stock Exchange. The prospectus is available upon request from the Company's registered office.

This authorization will revoke and replace the unused portion and remaining time under the authorization previously granted at the Shareholders' Meeting held April 24, 2001.

The recommended authorization to your Board of Directors (Resolution 10) to cancel shares acquired under the share buy-back program is for a period of 24 months, and applies to 10% of the capital stock. In June 2001 your Board made use of the authorization granted to it at the Shareholders' Meeting held September 21, 2000, and cancelled 22 million shares.


IV. DELEGATIONS OF FINANCIAL AUTHORITY TO BOARD OF DIRECTORS

To ensure continued rapid, flexible access by your Board of Directors to the funds necessary to finance and grow the Company and Group, we recommend that you renew in the same amounts the delegations of authority granted at the Shareholders' Meeting held on September 21, 2000.

We also recommend that you renew the authorization relating to capital increases reserved for employees as part of Vivendi Universal's efforts to encourage and support employee savings, and that you expand access to company shares to the Group's employees in the Northern America through a special employee stock purchase plan.

To enhance transparency, the authorizations are all to be granted for a 26-month period.

These authorizations will enable your Board to:

         - Issue bonds and similar securities with a face value of up to 7 billion euros or the equivalent exchange value (Resolution
                  8). Of the previously authorized amount, 2.3 billion euros was used.

         - Increase the capital stock through the incorporation of retained earnings, profits, premiums or other means by up to 1 billion euros, to be allocated to capital increases under the general authorization granted pursuant to Resolution 12 (Resolution 11).

         - Issue marketable securities granting immediate and/or future access with preferential subscription rights to shares issued now or hereafter as part of a capital increase for a total face value of up to 3 billion euros (Resolution 12).

         - Issue marketable securities granting immediate and/or future access with waiver of preferential subscription rights to shares issued now or hereafter as part of a capital increase for a total face value of up to 3 billion euros (2 billion for secondary increases)(Resolution 13).

         - Execute capital increases restricted to current and retired Vivendi Universal or Group company employees enrolled in the Group's savings scheme for up to 10% of the capital stock as of the date of the Board resolution (Resolution 14). Of the previously authorized amount, 0.3% was used.

         - Implement an employee stock purchase plan (ESPP) open to group employees in North America for a period of 3 years with an annual cap of 1% of the capital stock (Resolution 15).

         - Grant options to buy or subscribe to shares representing up to 5% of the Company stock as of the date the Board grants the options (Resolution 16). Of the previously authorized amount, 2.87% was used.

V. HARMONIZATION OF THE CORPORATE STATUTES (RESOLUTION 17)

The New Economic Regulations Act (Loi sur les Nouvelles Regulations Economiques) came into force on May 18, 2001, necessitating amendments to the corporate statutes, and accordingly we recommend bringing them into line with the newly applicable provisions.

We recommend creating the option :

-        To cancel certain provisions which have become redundant, such as:

         -        The reference to activities related to alcohol and spirits in
                  Article 2, "Purpose", which was added temporarily, but is no longer needed since those activities were sold in December 2001.

-        The transition provisions contained in:

         - the introduction to the former Article 7, "Shares", which required shares of Company stock to be registered until listed for trading on a regulated exchange;

         - paragraph 3 of the former Article 18, "Voting Rights", which called for certain statutory provisions to come into force upon the listing of Company stock for trading on a regulated exchange.

-        to appoint non-voting Board members (Articles 11.8)

We also recommend simplifying certain provisions by regrouping the former Articles 1, 3 and 5 together as a new Article 1; rewording Article 4, "Capital Stock" and Article 14, "Shareholders' Meetings"; and deleting redundancies in paragraph 3 of the former Article 8, "Rights and Obligations attached to Shares", as it relates to voting rights, which are addressed in Article 15, "Voting Rights".

Amendments consequential to the entry into force of the New Economic Regulations Act relate primarily to the balance of powers and the workings of governing bodies (A) and to the right of the Elected Workers' Council to be represented at Shareholders' Meetings (B).

Some of these provisions were introduced last year, but need to be revised to bring them into line with the final version of the new law (C).


A. BALANCE OF POWERS AND WORKINGS OF GOVERNING BODIES

In keeping with new developments in corporate governance, the New Economic Regulations Act strikes a new internal balance of power in French companies with a Board of Directors structure.

The Act states the purpose and functions of each body, specifically assigning to the Board of Directors responsibility for general supervision of company management, while conferring executive and management authority on a Chief Executive Officer, who may be the Chairman of the Board of Directors. The Board of Directors makes the decision whether to aggregate or dissociate general management functions.

In addition, the individuals appointed by the Board to assist the Chairman, in the capacity of Chief Executive, have been given the title of Co-Chief Operating Officers.

As a result, Section III, "Board of Directors - General Management and Oversight of the Company", has been completely rewritten.

Section III now includes a first chapter, "Board of Directors", which establishes the membership, structure and authority of the Board of Directors. A second chapter, "General Management", describes the Company's general management structure. A third chapter, "Audit of the Company", remains unchanged. Thus, the following articles have been amended:

-        Article 10 - "Meetings - Deliberations of the Board"

         Paragraph 2: Procedure for convening the Board in the event the Board has not met for over 2 months.


-        Article 11 - "Powers and organization"

         New definitions of powers pursuant to the New Economic Regulations Act

         Paragraph 1: Authority of the Board of Directors

         Paragraph 3: Authority of the Chairman of the Board of Directors


-        Article 12 - "General Management"

         Paragraph 1: This new article establishes the method whereby the Board of Directors determines whether to aggregate or dissociate the functions of Chairman and Chief Executive Officer of the Company.

         New definitions of powers pursuant to the New Economic Regulations Act

         Paragraph 3: Authority of the Chief Executive Officer, which is the same as that of the Chairman if the Chairman is also responsible for general management.

         Paragraph 4: Authority of Co-Chief Operating Officers.

B. REPRESENTATION RIGHT OF ELECTED WORKERS' COUNCIL

The Act recognizes the right of the Elected Workers' Council to be represented at Shareholders' Meetings, so a provision to that effect has been added to
Article 14, "Shareholders' Meetings".

C. ADDITIONAL AMENDMENTS

-        Article 5 - "Shares"

         Paragraph 2 specifies sanctions for failure to comply with the new shareholder identification procedure.

-        Article 9 - "Director Appointed by Employees"

         The corporate statutes already provided for the employees to appoint a director when current and retired group employees hold over 5% of the capital stock under the group's savings scheme. The Employee Savings Act of February 19, 2001, lowered the threshold to 3%, and the bylaws have been amended as a result.

-        Article 10 - "Meetings - Deliberations of the Board"

         Paragraphs 3 and 4 have been brought into line with the final version of the Act as it relates to video-conferencing, providing that those attending a meeting by video-conference be factored into quorum and majority calculations.


-        Article 14 - "Shareholders' Meetings"

         Paragraph 4 incorporates the new non-transferability period for attending a Shareholders' Meeting (Day before the Shareholders' Meeting
         03.00 PM - Paris time). This period may be shortened by the Board of Directors.


-        Article 15 - "Voting Rights"

         Paragraph 2 has been brought into line with the final version of the Act as it relates to videoconferencing, providing that those attending a meeting by videoconference be factored into quorum and majority calculations. The implementation of this provision is subject to the publication of a specific decree which has not occured on March 5, 2002, date of the Board of Directors Meeting which has convened this Shareholders Meeting.

The new version of the Corporate Statutes being submitted for your approval is attached to this report.




                                                          The Board of Directors

                              PROPOSED RESOLUTIONS


                      AS AN ORDINARY SHAREHOLDERS' MEETING

FIRST RESOLUTION - APPROVAL OF THE REPORTS AND INDIVIDUAL FINANCIAL STATEMENTS FOR FISCAL YEAR 2001

The Shareholders' Meeting, having reviewed the reports of the Board of Directors and the Statutory Auditors for fiscal year 2001, approves the 2001 individual financial statements and the transactions reflected in these financial statements or summarized in these reports.


SECOND RESOLUTION - APPROVAL OF THE REPORTS AND CONSOLIDATED FINANCIAL STATEMENTS FOR FISCAL YEAR 2001

The Shareholders' Meeting, having reviewed the reports of the Board of Directors and the Statutory Auditors for fiscal year 2001, approves the 2001 consolidated financial statements and the transactions reflected in these financial statements or summarized in these reports.


THIRD RESOLUTION - APPROVAL OF THE AGREEMENTS COVERED BY THE STATUTORY AUDITORS' SPECIAL REPORT

The Shareholders' Meeting hereby takes formal note of the special report prepared by the Statutory Auditors pursuant to Article L 225-40 of the Commercial Code. It approves the transactions and agreements covered by this report.


FOURTH RESOLUTION - ALLOCATION OF NET INCOME AND DETERMINATION OF THE DIVIDEND FOR FISCAL YEAR 2001

The Shareholders' Meeting approves the Board of Directors' proposal for allocating the fiscal year 2001 net income:

Sources:                                                            (in euros)
-------
-   Retained earnings before net loss for the year:                 137,959,654.02
-   Net loss for the year :                                         (55,642,151.91)
                                                                    ---------------
-   Retained earnings after deduction of the net
    loss for the year                                                82,317,502.11
-   Withholding:
    - from the part of special reserve for long term
      capital gains made up of net capital gains previously
      taxed at 10%                                                      508,216.18

    - from the part of special reserve for long term
      capital gains made up of net capital gains previously
      taxed at 15 %                                                 120,882,694.39
    - from the part of special reserve for long term
      capital gains made up of net capital gains previously
      taxed at 18 %                                                  79,417,357.09
    - from the part of special reserve for long term
      capital gains made up of net capital gains previously
      taxed at 19 %                                                 301,424,015.01
    - from the part of special reserve for long term
      capital gains made up of net capital gains previously
      taxed at 25 %                                                   4,747,904.03
    - from the reserve for investment (regulated reserve)             2,541,359.60
    - from the reserve investment in the DOM
      (regulated reserve)                                               213,428.62
    - from the part of additional paid-in capital made up
      of the capital contributed in excess of
      par under mergers                                             889,730,706.47

                 TOTAL:                                           1,481,783,183.50



Allocation:
-----------

-  Total dividend(1)                                              1,087,699,161.00
-  Unavailable reserve                                               57,343,173.50
-  Equalization tax ("Precompte"):                                  336,740,849.00
                TOTAL:                                            1,481,783,183.50

Consequently, it is fixing the dividend at 1 euro for each of the shares of capital stock paying a dividend according to their effective date. To this dividend will be added the tax already paid to the French Treasury (dividend tax credit) of 0,50euro giving total earnings per share of 1,50 euro. This dividend will be paid from May 13, 2002.

By law, the Shareholders' Meeting reports that the dividend for the previous three fiscal years was as follows (in euros):


                                 1998           1999               2000

Number of shares:             16,786,500     16,786,500        990,078,493
Net dividend:                         --             --                  1
Tax credit:                           --             --               0.50
Total earnings per share:             --             --               1.50


(1) The amounts shown will be adjusted depending on the actual number of shares paying dividends for fiscal year 2001 in order to factor in the number of shares held as treasury stock and not paying dividends.

FIFTH RESOLUTION - APPOINTMENT OF MRS. ESTHER KOPLOWITZ AS A DIRECTOR

The Shareholders' Meeting hereby appoints Mrs. Esther Koplowitz as director for a four-year term. Her term will expired upon adjournment of the Shareholders' Meeting held to approve the fiscal year 2005 financial statements.


SIXTH RESOLUTION - APPOINTMENT OF MR. BERNARD ARNAULT AS A DIRECTOR

The Shareholders' Meeting hereby appoints Mr. Bernard Arnault as director for a four-year term. His term will expired upon adjournment of the Shareholders' Meeting held to approve the fiscal year 2005 financial statements.


SEVENTH RESOLUTION -  APPOINTMENT OF MR. ERIC LICOYS AS A
DIRECTOR

The Shareholders' Meeting hereby appoints Mr. Eric Licoys as director for a four-year term. His term will expired upon adjournment of the Shareholders' Meeting held to approve the fiscal year 2005 financial statements.

EIGHTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO ISSUE TRADITIONAL BONDS AND RELATED SECURITIES

The Shareholders' Meeting, having met the conditions of quorum and majorities required for Ordinary Shareholders' Meetings and having reviewed the Board of Directors' report, authorizes the Board of Directors to arrange, on one or more occasions, for the issuance of bonds and related securities, both in France and abroad, either in euros or foreign currencies or in units of account established by reference to several currencies, by means of traditional bonds or related securities, notably redeemable subordinated securities or non-perpetual notes, either bearing interest or not at a fixed or variable rate, or any other marketable securities giving right to a claim on the company and with or without coupons giving rights to the allotment, acquisition or subscription to other marketable debt securities up to a maximum nominal amount of 7 billion euros or the equivalent to this amount, with or without any particular collateral or other surety, in the proportions and forms, at the times and rates, and under the issuance and amortization terms that it may deem appropriate.

The Shareholders' Meeting grants full powers to the Board of Directors with the authority to delegate for the purpose of carrying out these issues, notably for:

-   determining the characteristics of the bonds or securities to be issued;
- setting the interest rate, amortization and repayment schedule and generally any other procedures.

The Shareholders' Meeting resolves that this authorization is valid for a 26-month period beginning today. It revokes and replaces the authorization given by the Ordinary and Extraordinary Shareholders' Meeting of September 21, 2000 for the unused amounts and the time remaining.


NINTH RESOLUTION - AUTHORIZATION FOR THE COMPANY TO PURCHASE ITS OWN SHARES

The Shareholders' Meeting, having reviewed the Board of Directors' report and the prospectus approved by the Commission des Operations de Bourse relating to the implementation of a new share buy-back scheme, authorizes the Board of Directors, in accordance with Articles L 225-209 and following of the Commercial Code, for up to 10% of the number of shares making up the capital stock on the date the share buy-back scheme is implemented and for a period of eighteen months starting today, to acquire its own shares, on one or more occasions, on the stock exchange or otherwise, notably by purchasing the company's shares or by using option mechanisms, so as to hold them, allot them to employees, carry out exchanges following bond issues or as part of acquisitions or otherwise, to smooth out or support the share price as stipulated by the regulations in force, to sell the shares on the stock exchange or otherwise, or to cancel them provided the tenth resolution is approved by this shareholders' meeting.

During this time, the Board shall operate under the following rules:

   -    maximum buy price:           150 euros per share
   -    minimum sell price:           30 euros per share.

The Shareholders' Meeting grants full powers to the Board of Directors, with authorization to delegate, to make any trades, sign any sale or transfer documents, enter into any agreements or option contracts, make any declarations and to conduct all the necessary formalities.

The Shareholders' Meeting resolves that this authorization, from the time it is used by the Board of Directors, revokes and replaces that given by the Ordinary and Extraordinary Shareholders' Meeting held on April 24, 2001 for the unused portion and time remaining.

                              PROPOSED RESOLUTIONS


                   AS AN EXTRAORDINARY SHAREHOLDERS' MEETING

TENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO REDUCE THE CAPITAL STOCK BY CANCELLING SHARES

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report and provided that the ninth resolution is adopted by this meeting, authorizes the Board of Directors in accordance with Article L225-209 of the Commercial Code to cancel, at its sole discretion, on one or more occasions, shares acquired by the Company, not to exceed 10% of the share capital over a twenty-four month period beginning as of this meeting, and to decrease the capital stock accordingly.

The Shareholders' Meeting grants full powers to the Board of directors with authorization to sub-delegate, to carry out all actions, formalities or declarations so as to finalize the capital decreases which may be carried out under this authorization and to modify the company's corporate statutes accordingly.


ELEVENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO INCREASE THE CAPITAL STOCK BY TRANSFER OF RETAINED EARNINGS, PROFITS, PREMIUMS OR OTHER MEANS

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report, authorizes the Board of Directors to increase the capital stock for a twenty-six month period starting today by issuing ordinary new shares to be fully paid up by transferring retained earnings, profits or premiums to capital stock or by raising the nominal value of the shares making up the capital stock or by using both means simultaneously.

The aforementioned issuance of new shares or raising of their par value may not result in increasing the capital stock by more than 1 billion euros which shall be ascribed to any capital increases that may be carried out under the authorization granted under the terms of the 12th resolution of this Shareholders' Meeting.

The Shareholders' Meeting resolves that in cases where there are capital increases in the form of allotting stock dividends, the rights to fractional shares shall not be negotiable. Those rights remaining after each shareholder is allotted the new shares due to him shall be settled in cash.

The new shares stemming from the fractional share rights shall be sold and the net proceeds from their sale shall be allotted to the rights holders on a pro-rata basis within thirty days of the registration on their account of the whole number of new shares allotted.

The Shareholders' Meeting gives full powers to the Board of Directors, with authorization to sub-delegate, to establish the procedures, conditions and dates for any capital increases which may be carried out under this authorization and to modify the corporate statutes.


TWELFTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO ISSUE MARKETABLE SECURITIES GIVING IMMEDIATE AND/OR EVENTUAL RIGHTS TO SHARES WHICH ARE OR WILL BE ISSUED AS PART OF A CAPITAL INCREASE, WITH PREFERENTIAL SUBSCRIPTION RIGHTS

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report and in accordance with Article L225-129 of the Commercial Code, authorizes the Board of Directors for a twenty-six month period starting today to proceed at its sole discretion, on one or more occasions, with the issuance both in France and abroad, either in euros or in foreign currencies, or in monetary units established by reference to several foreign currencies, with or without premiums:

-   of ordinary shares, stand-alone warrants,
- of marketable securities giving rights through conversion, exchange, redemption or presentation of a warrant or any other lawful means, to the allocation, at any time or on fixed dates, of securities issued representing a share in the company's capital stock.

The Shareholders' Meeting authorizes the Board of Directors, independently of any other issues which could be made by virtue of the above, to carry out the issue or to allot warrants conferring on their holders the right to subscribe to shares or marketable securities representing a portion of the company's capital stock and to issue these shares and marketable securities to allow the exercise of the warrants without the shareholders' having to exercise their preferential subscription rights to the shares or to the marketable securities to which they give rights.

The Shareholders' Meeting moreover expressly cancels the shareholders' preferential subscription rights to the shares attached to the marketable securities that may be issued under this authorization.

These various issues may not result in the increase of the company's capital stock by a total nominal amount of more than 3 billion euros, excluding any adjustments which may be required by law.

The issuance of new shares or of marketable securities shall be paid up with cash or by offsetting debts. Their subscription shall be reserved by preference to the holders of old shares who may subscribe to the new shares or marketable securities, both on a reducible and non-reducible basis, within ten trading days.

The shares, warrants or marketable securities not subscribed to by the shareholders will be offered in a public placing.

The Shareholders' Meeting grants full powers to the Board of Directors, with authorization to sub-delegate, to issue shares, warrants or marketable securities under this resolution at the times it deems appropriate and following the procedures that it determines in accordance with the law, notably:

- to determine the nature of the marketable securities to be created, their characteristics and their issue terms and conditions;
-   to make any charges against additional paid-in capital;
- to carry out any allotments of securities through conversion, exchange, redemption or presentation of a warrant;
- to make any modifications to the corporate statutes concerning the amount of capital stock and the number of authorized shares;
- and, in general, to decide on and perform any formalities, to set any conditions needed to successfully carry out the issues that may be offered under this resolution.

The Shareholders' Meeting resolves that this authorization revokes and replaces, for its remaining time, that given by the Shareholders' Meeting held on September 21, 2000.

THIRTEENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO ISSUE MARKETABLE SECURITIES GIVING IMMEDIATE AND/OR EVENTUAL RIGHTS TO SHARES WHICH ARE OR WILL BE ISSUED AS PART OF A CAPITAL INCREASE, WITHOUT PREFERENTIAL SUBSCRIPTION RIGHTS

1- The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report and in accordance notably with Article L225-129 of the Commercial Code, authorizes the Board of Directors for a twenty-six month period starting today to proceed, at its own discretion, on one or more occasions, both in France and abroad, either in euros or in foreign currencies, or in monetary units established by reference to several foreign currencies, with the issuance with or without premiums, cancelling the shareholders' preferential subscription right during the initial offering which the Shareholders' Meeting expressly renounces:

- of ordinary shares, of stand-alone warrants,
- of marketable securities giving right through conversion, exchange, redemption or presentation of a warrant or any other lawful means, to the allocation, at any time or on fixed dates, of securities issued representing a portion of the company's capital stock.

The Shareholders' Meeting moreover expressly cancels the shareholders' preferential subscription rights to the shares attached to the marketable securities that may be issued under this authorization.

2- The Shareholders' Meeting authorizes the Board of Directors, independently of any issues which may be offered by virtue of the above, to:

a) issue warrants granting their holders the right to subscribe to shares or marketable securities representing a portion of the company's capital stock and to issue these shares and marketable securities to enable the exercise of warrants without the shareholders' having to exercise their preferential subscription rights to the shares or marketable securities to which they give rights;

b) issue shares or marketable securities representing a portion of the company's capital stock to be issued following the issuance, by companies in which Vivendi Universal directly or indirectly holds over one half of the capital stock and with its agreement:

      - of bonds issued by the subsidiaries with warrants for the company's shares;

      - of all other marketable securities issued by the subsidiaries giving right through conversion, exchange, redemption or presentation of a warrant or any other means to the allotment at any time or on a fixed date of securities to be issued for this purpose representing a portion of the company's capital stock.

This resolution automatically entails renunciation by the company's shareholders of their preferential subscription right to the shares or securities to which these instruments give right in favour of any holders of marketable securities that may be issued by the subsidiaries.

The issuance of shares, warrants and securities representing a portion of the company's capital following the operations stipulated in 2b) may not, under any circumstance excluding any adjustments which may be made as required by law, result in increasing the company's registered capital by more than 3 billion euros, or its equivalent, which will be added into the total amount determined above for any capital increases which may be carried out.

3- The various issues stipulated in paragraphs 1 and 2a) may not increase the company's capital stock by an overall total in excess of 2 billion euros excluding any adjustments which may be made as required by law.

The Shareholders' Meeting resolves that in the event the Board of Directors acts on this authorization:

- the issuance price of the ordinary shares or of those which may be created by a secondary subscription, conversion, exchange, exercise of warrants or any other means must be determined based on a share value at least equal to the average of the opening prices quoted on the Premier Marche of the Paris Euronext exchange for 10 consecutive trading days chosen from among the twenty preceding the issue's first day of offer.

- If the issues are offered on the French market, the Board of Directors may offer the shareholders the possibility of a priority subscription to the shares, warrants or marketable securities issued for a period of time and according to the procedures it shall determine for all or part of the issue.

    This non-negotiable priority right shall be exercised in proportion to the number of shares held by each shareholder.

- The shares, warrants or marketable securities not subscribed to during this period of time shall be offered in a public placing.

The Shareholders' Meeting gives full powers to the Board of Directors with authorization to sub-delegate under the conditions fixed by law, to issue shares, warrants or marketable securities under this resolution at the times it shall determine and following the procedures that it shall define in accordance with the law, notably:

- to determine the nature of the marketable securities to be created, their characteristics and their terms and conditions of issue;

-     make any charges against additional paid-in capital;

- make any allotment of securities through conversion, exchange, redemption or presentation of a warrant;

- particularly, in the event securities are issued in exchange for securities contributed to the company under an exchange offer, to define the list of securities tendered in exchange, determine the issuance conditions, the exchange parity and, if need be, the cash adjustment to be paid, and to determine the terms and conditions of issue for either an exchange offer, an alternate buy-out or exchange offer, or a principal public buy-out or exchange offer alongside a restricted public buy-out or exchange offer;


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-     make any modifications to the corporate statutes in respect of the capital stock amount and the number of authorized shares;

- and, in general, to decide on and perform any formalities, determine the appropriate conditions for successfully carrying out the issues likely to be offered under this resolution.

The Shareholders' Meeting resolves that this authorization revokes and replaces, for its remaining time, that given by the Shareholders' Meeting held on September 21, 2000.


FOURTEENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO PROCEED WITH CAPITAL INCREASES RESERVED FOR THE EMPLOYEES AND RETIRED EMPLOYEES OF THE COMPANY AND COMPANIES IN THE GROUP TAKING PART IN THE GROUP SAVINGS SCHEME

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report, and in accordance with Article L225-138 and L225-129 VII of the Commercial Code and Article L443-5 of the Labour Code:

- authorizes the Board of Directors to increase on one or more occasions the capital stock for a twenty-six month period starting on the date of this Shareholders' Meeting, through the issuance of shares to be fully paid in cash and to reserve subscription to all of the shares to be issued for the company's employees and those French or foreign companies, linked to it in the sense of Article L233-16 of the Commercial Code and consolidated by it, who participate in Vivendi Universal's employee savings scheme or in a voluntary partnership savings scheme;

- resolves that the total number of shares that may be issued under this resolution shall not exceed 10% of the capital stock on the day of the Board of Directors' decision;

- resolves that the issue price of the new shares may neither exceed the average for the opening prices over the twenty trading days preceding the day the Board of Directors takes its decision to set the subscription opening date nor be less than this average minus the maximum discount stipulated by law on the day of the Board of Directors' decision;

- recognizes that these decisions remove the shareholders' preferential subscription rights in favour of those employees for whom the capital increase is reserved;


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
- confers full powers on the Board of Directors to determine all the operations' terms and conditions, notably:

      - to determine the terms and conditions for participating in the savings scheme and to establish or modify its regulations;

      - to determine the special conditions which the companies linked in the sense of the aforementioned Article L233-16 must meet;

      - to determine the seniority conditions which the beneficiaries of the new shares resulting from the capital increases in this resolution must meet;

      - resolves that the subscriptions may be carried out through a mutual fund, a voluntary partnership savings scheme or directly, and grants the employees a period of time to pay for their shares in full;

      - to determine the subscriptions' opening and closing dates and the shares' issue price;

      -     to determine the number of new shares to issue;

      - to record the capital increases and to perform any consequent transactions and formalities directly or through an agent, to modify the company's corporate statutes as a result and, in general, to do everything necessary under the laws and regulations in force.

By law, the Board of Directors may delegate the powers needed to carry out capital increases as well as to postpone them within the limits and procedures it may establish beforehand.

The Shareholders' Meeting resolves that this authorization revokes and replaces, for its remaining time, that given by the Shareholders' Meeting held on September 21, 2000.

FIFTEENTH RESOLUTION - AUTHORIZATION FOR THE BOARD OF DIRECTORS TO IMPLEMENT AN EMPLOYEE STOCK PURCHASE PLAN (ESPP) FOR THE GROUP'S NORTH AMERICAN EMPLOYEES, WITH AN ANNUAL CEILING OF 1% OF THE CAPITAL STOCK

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report, authorizes the Board of Directors to establish an Employee Stock Purchase Plan, or ESPP, under the provisions of section 423 of the 1986 US Internal Revenue Code as modified ("the Code") to benefit Vivendi Universal's North American employees for a 36-month period starting on January 1, 2003.

The Shareholders' Meeting resolves that:

      - the number of shares allotted each year to the stock purchase plan for the period fixed above may not exceed 1% of the number of shares making up the capital stock on the day of their allotment,

      - the shares allotted to the plan shall be accordingly withdrawn from the company's treasury stock or acquired on the open market,

      - pursuant to section 423 of the Code, the price the beneficiaries pay for the shares shall be fixed based on the lowest prices for the ADS shares listed on the New York Stock Exchange on the first or the last trading day of the year less a 15% discount,

      - the ADS shares acquired by the beneficiaries, under this authorization, must be registered shares.

The Shareholders' Meeting gives full powers to the Board of Directors to carry out any operations necessary to implement the employee stock purchase plan
(ESPP), comply with any other new legal provisions that may take effect during this authorization period, and whose compliance would not require a special resolution by the Shareholders' Meeting, and to delegate full powers to carry out any actions or formalities.


SIXTEENTH RESOLUTION- AUTHORIZATION FOR THE BOARD OF DIRECTORS TO GRANT A SHARE SUBSCRIPTION OR STOCK OPTION SCHEME

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report and the Statutory Auditors' special report and in accordance with Articles L225-177 et seq of the Commercial Code, authorizes the Board of Directors to grant options to subscribe to new shares in the company issued as part of a capital increase, or options to buy the company's stock resulting from a buy-out by the company. The options may be granted on one or more occasions for a twenty-six month period starting today to Vivendi Universal's directors, senior managers, executives, or on an exceptional basis, to non-management employees. The options may not exceed 5% of the capital stock as computed on the day the Board of Directors grants the options.

The price fixed for the subscription or purchase of shares by the beneficiaries shall be determined by the Board under the conditions and limits fixed by current law.

This authorization automatically entails the shareholders' renunciation of their preferential subscription right to the shares that will be issued as the options are exercised in favour of the beneficiaries in the event subscription options are granted.

The options granted must be exercised within a maximum of ten years starting on the date they were granted.


                                      -15-
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The shares subscribed to or purchased under this authorization must be registered shares.

The Shareholders' Meeting confers full powers to the Board of Directors on one or more occasions to define the beneficiaries and determine the number of options granted to each of them, fix the options' opening date, order the terms and conditions for allotting, exercising and temporarily suspending the options granted, conducting any necessary transactions, complying with other new legal provisions that may take effect during this authorization period, and whose compliance would not require a special resolution by the Shareholders' Meeting, and to delegate full powers to carry out any actions or formalities.


SEVENTEENTH RESOLUTION - MODIFICATIONS OF THE CORPORATE STATUTES

The Shareholders' Meeting, having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings and having reviewed the Board of Directors' report, resolves to harmonize the company's corporate statutes with the provisions of the Law of May 15, 2001 and to redraft them, approves the new text which will remain annexed to the minutes of this meeting and resolves that the new corporate statutes shall enter into force at the meeting's adjournment.


EIGHTEENTH RESOLUTION - POWERS FOR CARRYING OUT LEGAL FORMALITIES

The Shareholders' Meeting having met the conditions of quorum and majority required for Extraordinary Shareholders' Meetings gives full powers to the bearer of an extract or a copy of the minutes to this Meeting to perform any formalities stipulated by law.


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